U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                             SEC File Number
                                                             000-25521

                                                             Cusip Number
                                                             45324W 103

(Check One):

[   ]Form 10-K  [   ]Form 20-F  [   ]Form 11-K  [ X ]Form 10-Q  [   ]Form N-SAR
         For Period Ended: quarter ended December 31, 2000
         [   ]Transition Report on Form 10-K
         [   ]Transition Report on Form 20-F
         [   ]Transition Report on Form 11-F
         [   ]Transition Report on Form 10-Q
         [   ]Transition Report on Form N-SAR
         For the Transition Period Ended:


--------------------------------------------------------------------------------
         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable


--------------------------------------------------------------------------------

Part I--Registrant Information
--------------------------------------------------------------------------------
    Full Name of Registrant:                  INC.UBATOR CAPITAL, INC.
    Former Name if Applicable:                Shanecy, Inc.
    Address of Principal Executive Office:    9777 Wilshire Boulevard, Suite 718
                                              Beverly Hills, CA 90212


--------------------------------------------------------------------------------
Part II--Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         As reported in the Company's September 30, 2000 SEC Form 10-KSB, on May 22, 2000, the Company entered into a Term Sheet to acquire all of the outstanding capital stock of ThemeWare and an Interim Operating Agreement under which Inc.ubator assumed management oversight of ThemeWare. On August 25, 2000, Inc.ubator and ThemeWare executed a definitive "Agreement and Plan of Reorganization." With these events, Inc.ubator began the execution of its intended new business direction and strategy of acquiring certain core operating companies that utilize the Internet to provide products, services and information to the small to medium sized business market. Considerable effort has been expended on the part of the Company's management in re-directing ThemeWare's business focus and enhancing its operational efficiency. In addition, the Company's management has been engaged in extensive, but as yet unsuccessful, efforts to arrange sufficient financing to complete the acquisition of ThemeWare and fund the execution of its new business direction and strategy.

         Due to the significant amount of management's attention directed to these and other matters, the Company and its accountants did not complete the required information or financial statement review prior to the filing deadline. As a result of the foregoing, the Company is unable to file its Quarterly Report on Form 10-QSB on a timely basis.

--------------------------------------------------------------------------------
Part IV--Other Information
--------------------------------------------------------------------------------
         (1) Name and telephone number of person to contact in regard to thi notification

         Harry Weitzel, Chief Executive Officer       (410)         394-6223
         -----------------------------------------------------------------------
                         (Name)                    (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [    ]Yes        [ X ]No

         The Company's amendment to the Current Report on Form 8-K/A filed on April 5, 2000 to include the audited financials of two recently acquired companies was not timely filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                  [ X ]Yes        [   ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Due to it's previously announced change in business strategy, the Company expects to report a loss of approximately $2.358 million for the nine months ended December 31, 2000.

                            INC.UBATOR CAPITAL, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                      By  /s/ Harry Weitzel
                               ------------------------------
                               Name: Harry Weitzel
                               Title: Chief Executive Officer